Monthly Report - February, 2022

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        1,560,940      (1,903,004)
Change in unrealized gain (loss) on open            (215,605)          631,296
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury               (541)            (541)
      obligations
   Change in unrealized gain (loss) from U.S.          25,690           28,014
      Treasury obligations
Interest Income (Expense)		               11,092           24,695
Foreign exchange gain (loss) on margin deposits       (3,248)          (7,145)
				                 ------------    -------------
Total: Income 				            1,378,328      (1,226,685)

Expenses:
   Brokerage commissions 		              333,104          666,324
   Management fee 			               37,875           75,561
   20.0% New Trading Profit Share 	                    0                0
   Custody fees 		       	                  754            1,416
   Administrative expense 	       	               66,057          132,744
					         ------------    -------------
Total: Expenses 		                      437,790          876,045
Net Income(Loss)			   $          940,538      (2,102,730)
for February, 2022

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (82,861.246    $     2,433,571     96,361,876     98,795,447
units) at January 31, 2022
Addition of 		 	              0        172,029        172,029
79.200 units on February 1, 2022
Redemption of 		 	              0      (799,895)      (799,895)
(629.207) units on  February 28, 2022*
Net Income (Loss)               $        31,033        909,505        940,538
for February, 2022
         			   -------------   -------------   -----------


Net Asset Value at February 28, 2022
(82,341.592 units inclusive
of 30.353 additional units) 	      2,464,604     96,643,515     99,108,119
				  =============  ============= ==============


		GLOBAL MACRO TRUST February 2022 UPDATE
                      Year to Date     Net Asset
Series	  February ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    0.80% 	   (2.33)%  $  1,047.98	   64,094.669 $    67,170,123
Series 3    1.13% 	   (1.70)%  $  1,648.76	   10,327.355 $    17,027,375
Series 4    1.28% 	   (1.41)%  $  2,199.77	    4,070.391 $     8,953,911
Series 5    1.06% 	   (1.82)%  $  1,547.53	    3,849.177 $     5,956,710

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			55 West 46th Street, 31st Floor
			      New York, NY  10036




					March 18, 2022
Dear Investor:

Gains from long energy futures positions and from trading interest rate futures overshadowed losses from trading stock index futures, non-energy commodity futures and currency forwards. The ebb and flow of news on the Russia/Ukraine confrontation culminating in the full scale Russian invasion on February 24th and subsequent widespread, unprecedented official sanctions on Russia together with "self-sanctioning" from many firms and individuals in the global business and entertainment industries rocked global financial and commodity markets.

Energy prices were boosted by expectations that the Russia/Ukraine conflict would negatively impact global energy supplies since Russia is among the top three global producers of crude oil and natural gas. Long positions in Brent crude, WTI crude, RBOB gasoline, London gas oil and heating oil were profitable. Trading of U.S. natural gas was marginally unprofitable.

Interest rates were buffeted by conflicting forces in February. On the one hand, concerns about global central banks' efforts to tighten monetary policy in order to deal with unacceptably high inflation pushed interest rates higher. On the other hand, concerns that higher rates and quantitative tightening would slow growth together with safe haven demand deriving from the Russian invasion of Ukraine pushed rates lower. Short positions in U.S., British and Italian interest rate futures and trading of German interest rate futures were profitable. On the other hand, long positions in Australian, Canadian and Japanese interest rate futures posted partially offsetting losses.

The potential "stagflationary" impacts of the Russia/Ukraine war added to the significant volatility in global equity markets which were already grappling with the contradictory impulses emanating from improving economic trends on the one hand and the potential negative effects of higher interest rates on borrowing costs, company valuations and future economic growth on the other. Long positions in European, Canadian, and U.S. S&P and Dow Jones equity index futures were unprofitable. A short VIX futures position and trading of Australian and Korean equity futures also produced losses. Elsewhere, shorts positions in German, EAFE, MSCI emerging market, Brazilian, Indian, Hong Kong, and Chinese equity index futures together with long positions in NASDAQ and Russell indices registered partially offsetting profits.

Currency trading was unsettled, mixed and fractionally unprofitable for the month. A short dollar trade versus the Russian ruble was closed out at a loss during the month when the portfolio halted trading of the Russian currency. In addition, a short dollar trade versus the pound sterling; long U.S. dollar trades against the Swiss franc and Aussie dollar; and trading of the Indian rupee were unprofitable. Meanwhile, a long Brazilian real trade against the U.S. unit was slightly profitable.

Geopolitical developments, dollar volatility and monetary policy uncertainties rattled metal markets. Silver, gold and copper trades produced losses that outweighed the small gains from long aluminum and nickel positions. The turmoil in Ukraine and Russia, which account for one-third of global wheat trade and one-quarter of global corn trade, boosted grain prices. Long soybean, soybean meal and corn positions generated gains that outweighed losses from short wheat trades.


     				Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, Chairman